Contacts:

Lorus Therapeutics Inc.

Media Contacts:

Grace Tse

Susana Hsu

Corporate Communications

Mansfield Communications

(416) 798-1200 ext. 380

(416) 599-0024

Email: ir@lorusthera.com

susana@mcipr.com

TSX:

LOR

AMEX:

LRP

LORUS THERAPEUTICS ANNOUNCES THE APPOINTMENT OF
A NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER

TORONTO, CANADA – September 19, 2006 – The board of directors of Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, announces that Dr. Aiping H. Young will take the position of President and Chief Executive Officer of Lorus on September 21, 2006, the occasion of the Company’s Annual General Meeting.

Dr. Young has served at various times as Lorus’ Vice-President of Research and Development, Chief Technology Officer, and Chief Operating Officer. Previously, Dr. Young was Vice-President of Research for GeneSense Technologies, a biotechnology company that she co-founded, and was a member of its board of directors. Dr. Young has played a key role in the overall development of Lorus and has participated in all phases of Lorus’ drug development program and business activities.

Lorus has a diverse anticancer drug development program with seven clinical trials underway, two recently completed, and a variety of novel preclinical products. The Company recently announced that it is focusing on the clinical development of its antisense product, GTI-2040, in the disease related areas of acute myeloid leukemia and myelodysplastic syndrome. Lorus also plans to bring a new small molecule anticancer agent into clinical study.

Graham Strachan, Chair of the board of directors, commented that, “Dr. Young’s intimate knowledge of operations is an important asset to the Company as it progresses its research, preclinical, and clinical products towards commercialization. As President and Chief Executive Officer, Dr. Young will be responsible for the development of Lorus’ product pipeline, will lead the strategic planning process, and oversee the Company’s partnership activities. We are pleased that Dr. Young has accepted her new position in Lorus, and look forward to working with her to achieve the Company’s corporate objectives.”

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has products in human clinical trials with a pipeline of seven clinical trials in Phase II clinical trial programs, as well as one Phase II and one Phase III clinical trial recently completed.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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